

August 19, 2011

Via E-mail
Patrick Laferriere
President
Intervia, Inc.
3702 South Virginia Street, Suite G12-401
Reno, NV 89502

> **Re: Intervia, Inc.**
> **Registration Statement on Form S-1**
> **Amended August 1, 2011**
> **File No. 333-173474**
>
> **Form 10-Q for Fiscal Quarter Ended April 30, 2011**
> **File No: 000-52010**

Dear Mr. Laferriere:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Summary, page 5

1.   We note your revised disclosure on page 5 in response to prior comment 4; however, we note disclosure on page 5 that any reserve may not be economically viable. Please refer to Industry Guide 7, section (b)(4)(i) and revise to clarify in this section and elsewhere in the prospectus, as applicable, that no known reserve exists on the property. Additionally, please revise this section of the summary to highlight your assessment on page 9 that the probability of ever having a reserve is "extremely remote."

2.   We note your disclosures on pages 5 and 6 concerning the $25,000 payment and the $75,000 advanced to the Optioner in July 2010 as well as your disclosure concerning the $100,000 private financing completed during that same month. Please revise to disclose the portion of the financing proceeds that were paid and/or advanced to meet your obligations under the Option Agreement. Please also update your cash position as of a recent date.

The Offering, page 6

3.   Please reconcile your response to comment 3 with your disclosure on page 7 indicating that your stock is quoted on the Pink Quote Quotation System.

Because our sole asset…, page 11

4.   Please revise to update your status under the Option Agreement in light of the waiver disclosed on page 5.

General Overview, page 20

5.   We note your response to prior comment 16 that you are not aware of any exploration efforts undertaken on the property prior to your involvement with the property. Please disclose this information in the business section and highlight it in your summary. Also, if you did not receive any engineering, geological or metallurgical reports concerning the property prior to entering into the Option Agreement, please disclose this point.

6.   We note your response to prior comment 11. Please send a copy of the materials to us, highlighting the specific sections that support your disclosures concerning the production of silver ore and diamond prospecting. We may have further comment after reviewing these materials. Also, please revise to clarify the meaning of your disclosure that the area is "known historically" for the production of silver ore and diamond prospecting.   Are both currently taking place in the area? If not, when did these activities cease?

Exploration Plans and Permits…, page 22

7.   Please revise to disclose when you will submit exploration plans to the Ministry of Northern Development and the duration of the review process. Also, we note your disclosure in the first paragraph under the heading concerning the need for permits when the activities intrude on the land base or when they require heavy mechanized equipment. Please tell us whether the line cutting and the mobilization/demobilization of heavy equipment, which are referenced on pages 24 and 27, require permits.

Employees…, page 22

8.   We note your responses to prior comments 22 and 23. Please revise to disclose, as applicable, Mr. Chitaroni's role in staking, recording and owning claim rights to the Proteus Property. To the extent that he is one of the surface rights owners referenced on page 22, please also disclose. Additionally, identify Mr. Chitaroni as the counterparty to the July 15, 2010 option agreement and describe his position with Blackstone Development. Please also tell us how much you have paid to Mr. Chitaroni and/or Blackstone for their services to date.

Claim History, page 23

9.   Please disclose the identity of all persons who staked and recorded the referenced claims. Please also disclose any sales or transfers of these claims, including the amount of any consideration paid.

Proposed Exploration Program for 2011, page 24

10.   The discussion of your operating plans, which is limited to the next four months and does not include any references to costs or sources of financing, is inadequate to address prior comment 10. We therefore reissue prior comment 10.

Cash Requirements, page 27

11.   We note your revised disclosure in response to prior comment 22. Please update to disclose the work that has been completed and the funds that have been expended to date. Please also disclose the nature of the work and associated expenses for Phase Two Exploration. Please also disclose the goals for Phase II Exploration and duration for completion of this phase. In this regard, your reference to the "next twelve months" is not clear.

Recent Sales of Unregistered Securities, page 45

12.   Please revise to disclose the July 18, 2011 offering that you reference on page 6.

Certain Relationships and Related Transactions, page 42

13.   We refer to prior comment 24. Please provide the required Regulation S-K, Item 404 disclosure under this heading. We also note that you have recorded this loan on your balance sheet as a related-party loan at January 31, 2009 and 2010, which pre-dates Mr. Laferriere's appointment as your sole officer and director. Please tell us the nature of Mr. Laferriere's related party status prior to his August 26, 2010 appointments.

Exhibits

14.   Please file the waiver agreement referenced on page 5. To the extent that the agreement is not evidenced by a written contract, please file an exhibit containing a written description of the contract. Please refer to Regulation S-K Item 601(b)(10) and Compliance and Disclosure Interpretations, Regulation S-K, Question 146.04. Similarly, please file any material loan agreements with Mr. Laferriere as an exhibit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dennis Hult at 202-551-3618 or Jay Webb, Reviewing Accountant, at 202-551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at 202-551-6262 or me at 202-551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Robert Galletti, Esq. – W.L. Macdonald Law Corporation